NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-14

November 10, 2005

Cumberland Submits Final Environmental Impact Study for Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report that it has submitted its Final Environmental Impact Statement (FEIS) to the Nunavut Impact Review Board (NIRB) for development permitting of the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  The NIRB has acknowledged receipt of the FEIS, advancing Cumberland to the final stages of permitting.  The Meadowbank project is a proposed open pit gold mine with a scheduled 12 year project life including two years of construction, over eight years of gold production and a two year closure period.

“We are pleased to see that such a comprehensive permitting process can maintain its high standards and remain on schedule.  This is a reflection of the combined efforts of the regulators and our permitting team,” commented Kerry Curtis, President and CEO of Cumberland.  “With the progress made to date, we anticipate completion of the permitting process in early 2006 allowing the Company to consider a formal production decision.”

Final Stages of Permitting

The NIRB, the leading authorizing agency, will now complete a technical review of the FEIS and hold public hearings within local communities.  The NIRB will then submit its decision and assessment to the federal government leading to the issuance of the project certificate.

Cumberland is in the process of negotiating an Inuit Impact Benefits Agreement with the Kivalliq Inuit Association as a requirement for the development of the Meadowbank gold project.  The agreement focuses on jobs, education and training, contracting and community initiatives.

Financial Adviser Arranging Financing Alternatives and Terms

Acting as exclusive financial adviser in connection with debt financing of Meadowbank, SG Corporate & Investment Banking (SG CIB)’s Mining Finance team (a division of Société Générale Group) is arranging for a syndicate of financial institutions as prospective underwriters and arrangers of the debt financing.  Cumberland hopes to complete SG CIB’s mandate in early 2006.

Expanded Drilling Completed at Cannu Zone

The Phase III drill program, consisting of 12 holes, was completed at the new Cannu zone in the first week of November.  The near surface, high grade mineralization at the Cannu zone is located 350 metres north of the proposed Portage open pit and represents additional near surface gold mineralization which may contribute to the resource and reserve potential of the project.  Assay results from the Phase III drill program will be announced as received.

Low Cost Production Profile at Meadowbank

Meadowbank is forecast to produce 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce based on a feasibility study1 completed in February 2005.  Operations from three, shallow open pits are planned to commence in mid-2008 provided the permitting process is completed in early 2006.

Meadowbank Production Profile1

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$197 US$224

Meadowbank Open Pit Gold Reserves – Q1/20052

Pit	Category	Tonnes	Grade (g/t)	Ounces
Portage
	Proven	1,253,000	5.19	209,100
	Probable	9,927,000	4.15	1,324,500
Goose
	Probable	2,247,000	5.09	367,700
Vault
	Proven	53,000	3.31	5,600
	Probable	8,416,000	3.18	860,400
Total		21,896,000	3.93	2,768,000

    Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral exploration and development company.  The Company has completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Qualified Person - Gordon I. Davidson, P.Geol., is Exploration Manager, Canada, for Cumberland Resources Ltd. and is the designated Q.P. for the Meadowbank Project.  Mr. Davidson has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 2002.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.  True thickness of intersections ranges from 95-100% of intersected widths.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

1 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng, Principal Mining Engineer formerly with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.